News Release



Northgate Minerals Corporation

NORTHGATE MINERALS CORPORATION
Stock Symbols: **TSX: NGX, AMEX: NXG**
Website: **www.northgateminerals.com**

Q1

For the three months ended
March 31, 2006

NORTHGATE REPORTS STRONG FIRST QUARTER EARNINGS AND RECORD QUARTERLY CASH FLOW OF $43.5 MILLION

VANCOUVER, May 1, 2006 – *(All figures in US dollars except where noted)* - Northgate Minerals Corporation (TSX: NGX; AMEX: NXG) today reported cash flow from operations before changes in working capital and other items of $43,505,000 or $0.20 per share and net earnings of $21,735,000 or $0.10 per share for the first quarter of 2006.

First Quarter Production and Financial Highlights

- Production of 77,634 ounces of gold and 22.3 million pounds of copper.

- The net cash cost of gold production at the Kemess mine was a record low of $27 per ounce.

- Record quarterly cash flow from operations before working capital and other items of $43.5 million.

- Quarterly earnings of $21.7 million or $0.10 per common share.

- During April 2006, Northgate repurchased 25,000 ounces of its gold forward sales position reducing its total position by 17%.

- Northgate fixed the price it will receive for its first quarter copper sales at $2.32 per pound and all future copper production remains fully exposed to changes in the price of copper.

- On February 15, 2006, Northgate repaid the remaining principal on its syndicated credit facility.

Ken Stowe, President and CEO, stated; *"Gold and copper production at Kemess unfolded as planned in the first quarter of 2006, generating a record low cash cost of $27 per ounce and record quarterly operating cash flow. Since the end of March, the prices for our commodities have escalated well beyond the average values we saw in the first quarter, so I anticipate that our financial performance in future quarters of this year should be even stronger. At the end of the day though, it will be our successful redeployment of the tremendous cash flow that the Kemess mine generates that will be the ultimate measure of our success. The recently announced acceleration of the Young-Davidson project represents our first substantial new investment in a gold project and we remain highly focused on identifying other investment opportunities that will further enhance shareholder value."*

RESULTS OF OPERATIONS

Northgate recorded net earnings of $21,735,000 or $0.10 per common share in the first quarter of 2006 compared with a loss of $10,393,000 or $0.05 per share during the corresponding quarter of 2005. Per share data is based on the weighted average diluted number of shares outstanding of 215,092,200 in the first quarter of 2006 and 200,508,289 in the corresponding period of 2005.

Kemess Mine Performance

The Kemess mine posted gold and copper production of 77,634 ounces and 22.3 million pounds respectively in the first quarter of 2006. This production was slightly greater than the production forecast released in January due to higher than expected hypogene ore grades and the postponement of the supergene-leachcap ore processing campaign to the beginning of the second quarter.

During the first quarter of 2006, approximately 10.0 million tonnes of ore and waste were removed from the open pit compared to 13.3 million tonnes during the corresponding quarter of 2005. The reduction in mining volumes is consistent with the scheduled reduction in waste stripping at the Kemess South pit and will become even more pronounced by 2007. Unit mining costs during the current quarter were Cdn$1.38 per tonne compared with Cdn$1.07 per tonne in the first quarter of 2005. The unit mining cost in the most recent quarter was substantially higher than it was in the corresponding quarter of 2005 due primarily to the escalation in unit costs that occurs naturally as the pit deepens and fewer tonnes are moved using the same complement of mobile equipment. Higher diesel fuel prices also contributed to the increase. In the first quarter of 2006, two million tonnes of waste rock was moved back into the east end of the open pit as part of ongoing reclamation plan for the mine.

Mill availability during the first quarter of 2006 was 90% and throughput averaged 48,545 tonnes per day, compared with 85% availability and throughput of 44,780 tonnes per day in the first quarter of 2005. Throughput and mill availability in the first quarter of 2005 was impacted by the unscheduled five-day shutdown in February and the processing of harder ore from the eastern end of the open pit.

Gold and copper recoveries averaged 74% and 86% respectively in the first quarter of 2006, compared with 63% and 81% respectively in the first quarter of 2005. The near record metal recoveries recorded in the most recent quarter were the result of the inherently better metallurgical characteristics of the ore in the western area of the Kemess South pit and the success of several recently completed flotation circuit improvement projects, which have improved the stability of the circuit and increased metal recoveries.

Metal concentrate inventory increased by 3,000 wet metric tonnes (wmt) in the first quarter to approximately 9,500 wmt, which increased the value of concentrate in inventory compared with December 31, 2005. Concentrate inventories are expected to decline to less than 4,000 wmt by the end of May.

The total unit cost of production during the first quarter of 2006 was Cdn$8.46 per tonne milled which was somewhat lower than the Cdn$8.68 per tonne milled in the corresponding period of 2005. Total site operating costs in the first quarter of 2006 were Cdn$37.0 million compared with Cdn$35.8 in the first quarter of 2005. The slight increase in total site operating costs was due to increased costs for fuel, steel and labour, which was only partially offset by reductions in waste stripping. The cash cost of production at Kemess in the first quarter was $27 per ounce of gold. This figure was substantially lower than the $366 per ounce figure reported in the first quarter of 2005 due to the large increase in gold and copper production and the substantial increase in the copper price, which offset the slight increase

in site costs, the adverse effect of the stronger Canadian dollar and the increase in treatment and refining charges for concentrate.

The following table provides a summary of operations for the first quarter of 2006 and the comparable period of 2005.

2006 Kemess Mine Production

(100% of production basis)	1Q 06	1Q 05
Ore plus waste mined (tonnes)	10,036,939	13,276,636
Ore mined (tonnes)	5,273,672	4,528,776
Stripping ratio (waste/ore)	0.903	1.93
Tonnes milled (ore)	4,369,022	4,030,173
Average mill operating rate (tpd)	48,545	44,780
Gold grade (gmt)	0.751	0.621
Copper grade (%)	0.270	0.203
Gold recovery (%)	74	63
Copper recovery (%)	86	81
Gold production (ounces)	77,634	50,540
Copper production (000's pounds)	22,282	14,677
Cash cost ($/ounce)	27	366

Overall safety performance at Kemess during the first quarter continued at last year's much improved pace, however, one lost time incident was recorded. Management continues to stress the "Five Point Safety System" and is confident of making further gains on the safety front as the year progresses.

Financial Performance

Northgate's revenue in the first quarter of 2006 was $85,059,000 compared with $42,559,000 in the corresponding period in 2005. Consistent with the presentation adopted in the fourth quarter of 2005, the 2005 comparative figures reflect the reclassification of a variety of costs that were previously netted against revenues into cost of sales. These costs included royalties, concentrate treatment and refining charges, concentrate freight charges, and metal deductions. Metal sales in the first quarter of 2006 consisted of 73,873 ounces of gold and 21.3 million pounds of copper, compared with 51,174 ounces of gold and 15.0 million pounds of copper in the first quarter of 2005. During the first quarter of 2006, the price of gold on the London Bullion Market averaged $554 per ounce and the price of copper on the London Metal Exchange averaged $2.24. The net realized metal prices received on sales in the first quarter of 2006 were approximately $516 per ounce of gold and $2.32 per pound of copper, compared with $375 per ounce and $1.48 per pound in the first quarter of 2005. In the first quarter of 2006, the Corporation did not reduce its gold forward sales position compared with a reduction of 21,750 ounces during the same period of 2005. However, $2,814,000 of the deferred hedging loss set up in the second quarter of 2005, when certain gold forward sales contracts were closed out prior to their original settlement dates, was amortized and included in revenue during the quarter. The Corporation's gold hedging activities reduced the realized price of gold sold during the most recent quarter by $38 per ounce, compared with $52 per ounce in the corresponding quarter one year ago. The remaining deferred hedging loss of $1,747,000, related to the close out of forward sales contracts in the second quarter of

2005, will be brought into earnings in the second quarter of 2006 when the related forward sale contracts were originally scheduled for settlement. In the first quarter of 2006, the Corporation entered into forward sales and purchase contracts with a major financial institution to fix the price of copper delivered prior to March 31, 2006 for which final settlement has not occurred. A total volume of 9,550 metric tonnes of copper were sold forward using LME contracts maturing from May 2006 through August 2006 at an average forward price of $2.32 per pound.

The cost of sales in the first quarter of 2006 was $48,170,000 compared with the corresponding period last year when the cost of sales was $40,437,000. The cost of sales in 2005 reflects the reclassification of certain marketing costs that were previously netted against revenues, as described earlier in this section. Cost of sales was higher in the most recent quarter than it was in the corresponding periods of 2005 due to higher treatment, refining and freight charges for concentrate, the strengthening Canadian dollar, and increased Canadian dollar denominated production costs.

Administrative and general expenses of $3,135,000 in the first quarter of 2006 were higher than the $2,559,000 figure recorded in the comparable period of 2005 due primarily to an increase in the Corporation's stock option expense.

Depreciation and depletion expenses in the first quarter were $9,971,000 compared to $8,390,000 during the corresponding period of 2005. The depreciation and depletion expense for the most recent quarter was higher than the same quarter one year ago due to a 5% increase in the amount of ore mined from the open pit and an increase in the amortization rate resulting from 2005 capital investments.

Net interest expense declined substantially to $25,000 for the three months ended March 31, 2006 compared to $552,000 in the corresponding quarter of 2005. On February 15, 2006, Northgate made the final repayment on its syndicated credit facility. With its debt retired and as a consequence of its large and growing cash balances, Northgate expects to record substantial interest income in future quarters.

Exploration costs in the first quarter were $944,000 compared with $393,000 in the comparable period of 2005. The higher exploration expense in the most recent quarter was the result of the initiation of a diamond drilling program in January 2006 at the recently acquired Young-Davidson property. Exploration expenses will increase this summer when diamond drilling begins at the Kemess camp and the RDN joint venture property.

Capital expenditures during the first quarter of 2006 totaled $1,936,000 compared to $3,496,000 in the corresponding period of 2005. Capital expenditures in the most recent quarter were primarily devoted to ongoing construction of the tailings dam and the Kemess North project, whereas expenditures in the first quarter one year ago included additional amounts devoted to the purchase of small equipment for the Kemess mine and the mill.

* * * * * * * *

Annual General Meeting Webcast:

You are invited to participate in the Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) live Annual General Meeting webcast where we will discuss our Q1 2006 financial results and our priorities and plans for 2006. The webcast will take place on Wednesday, May 3, 2006, at 10:00 am ET. Northgate's presentation package for the webcast will be uploaded for the morning of May 3 and posted on Northgate's web site at www.northgateminerals.com under Investor Info – Presentations page.

To view the webcast, go to www.northgateminerals.com and follow the link on the home page that says "webcast". Before viewing the webcast, please ensure that your system meets the Minimum System Requirements and that you have installed Windows Media Player. If you do not have high- speed internet access, please download the PDF version of our Management Presentation and follow along with the audio broadcast.

For those shareholders and stakeholders who do not have web access, you may access the audio portion of the Annual General Meeting via telephone by calling **416-695-5259** or toll free in North America at **1-800-769-8320**. To ensure your participation, please call five minutes prior to the scheduled start of the meeting. The archived meeting may be accessed by dialing 416-695-5275 or 1-888-509-0081, and entering pass code **618070**.

* * * * * * * *

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold and the Young-Davidson property in northern Ontario with a total resource base of 1.5 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

* * * * * * * *

Forward-Looking Statements

This news release includes certain "forward-looking statements" within the meaning of section 21E of the *United States Securities Exchange Act of 1934*, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2005 Annual Report and under the heading "Risk Factors" in Northgate's 2005 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Mr. Ken G. Stowe
President and Chief Executive Officer
416-216-2772

Mr. Jon A. Douglas
Senior Vice President and Chief Financial Officer
416-216-2774

NORTHGATE MINERALS CORPORATION

INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars)

		March 31 2006		December 31 2005
		(Unaudited)		
ASSETS				
Current assets				
Cash and cash equivalents	$	**63,441**	$	50,639
Concentrate settlements and other receivables		**31,550**		18,885
Inventory		**17,313**		15,019
Deferred hedging loss		**1,747**		4,561
		114,051		89,104
Other assets		**13,942**		14,117
Future income tax asset		**14,984**		15,000
Mineral property, plant and equipment		**168,956**		177,966
	$	**311,933**	$	296,187
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	**27,832**	$	19,556
Current portion of capital lease obligations		**4,085**		4,215
Current portion of long-term debt		**--**		13,700
		31,917		37,471
Capital lease obligations		**6,666**		7,680
Provision for site closure and reclamation obligations		**24,825**		26,193
Future income tax liability		**1,229**		1,229
		64,637		72,573
SHAREHOLDERS' EQUITY (Note 2)				
Common shares		**196,637**		195,565
Warrants		**8,613**		8,715
Contributed surplus		**2,634**		1,657
Retained earnings		**39,412**		17,677
		247,296		223,614
	$	**311,993**	$	296,187

The accompanying notes form an integral part of these financial statements.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars, except per share amounts)

			Three months ended March 31	
(Unaudited)			**2006**	2005
Revenue	$		**85,059**	$ 42,559
Cost of sales			**48,170**	40,437
Administrative and general			**3,135**	2,559
Depreciation and depletion			**9,971**	8,390
Net Interest			**25**	552
Exploration			**944**	393
Currency translation losses (gains)			**(319)**	64
Accretion of site closure and reclamation costs			**375**	292
Other expense (income)			**(29)**	--
			62,272	52,687
Earnings (loss) before income taxes			**22,787**	(10,128)
Income tax expense:				
Current			**1,052**	265
Future			**--**	--
			1,052	265
Net earnings (loss) for the period			**21,735**	(10,393)
Net earnings (loss) per share:				
Basic			**0.10**	(0.05)
Diluted			**0.10**	(0.05)
Weighted average shares outstanding:				
Basic			**214,353,524**	200,508,289
Diluted			**215,092,200**	200,508,289

INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
(Expressed in thousands of United States dollars)

			Three months ended March 31	
(Unaudited)			**2006**	2005
Retained earnings (deficit) at beginning of period	$		**17,677**	$ (15,210)
Net earnings (loss) for the period	$		**21,735**	$ (10,393)
Retained earnings (deficit), end of period	$		**39,412**	$ (25,603)

The accompanying notes form an integral part of these financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

	Three months ended March 31	
(Unaudited)	**2006**	2005
CASH PROVIDED BY (USED IN)		
Operations		
Earnings for the period	$ **21,735**	$ (10,393)
Non-cash items:		
Depreciation and depletion	**9,971**	8,390
Unrealized currency translation losses (gains)	**(102)**	(93)
Accretion of site closure and		
reclamation costs	**375**	292
Amortization of deferred hedging loss	**2,814**	--
Amortization of deferred charges	**339**	225
Stock-based compensation	**1,165**	604
Change in fair value of forward contracts	**7,208**	--
	43,505	(975)
Changes in non-cash operating working capital and		
other items:		
Concentrate settlements and		
other receivables	**(12,665)**	4,854
Inventories	**(1,299)**	(1,121)
Accounts payable and accrued liabilities	**1,085**	1,992
Reclamation costs paid	**(1,741)**	--
	28,885	4,750
Investments		
Purchase of other assets	**(86)**	--
Purchase of mineral property, plant		
and equipment	**(1,936)**	(3,496)
	(2,022)	(3,496)
Financing		
Repayment of capital lease obligation	**(1,144)**	(1,214)
Repayment of long-term debt	**(13,700)**	(5,250)
Issuance of common shares	**783**	51
	(14,061)	(6,413)
Increase (decrease) in cash and cash equivalents	**12,802**	(5,159)
Cash and cash equivalents at beginning of period	**50,639**	49,257
Cash and cash equivalents, end of period	$ **63,441**	$ 44,098
Supplementary Information:		
Cash paid during the period for:		
Interest	$ **634**	$ 967

The accompanying notes form an integral part of these financial statements

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2006
(Dollar amounts in tables are expressed in thousands of United States dollars unless indicated) (Unaudited)

1. **Basis of Presentation**

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2005. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

These financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2005. Certain prior year balances have been reclassified to conform with the current year presentation. For the period ended March 31, 2005, $10,840,000 was reclassified, increasing revenue and cost of sales.

2. **Shareholders' Equity**

(a) Common shares

	Number of shares	Amount
Balance, December 31, 2005	214,011,246	$195,565
Issued in Q1 2006:		
Pursuant to Employee Share Purchase Plan	45,027	102
On exercise of warrants	314,523	480
On exercise of options	386,800	490
Balance, March 31, 2006 *(unaudited)*	214,757,596	$196,637

As of May 1, 2006, the Corporation had 214,843,276 issued and outstanding common shares.

(b) Stock-based compensation

During the three months ended March 31, 2006, the Corporation granted a total of 1,212,000 (2005 – 1,205,000) options to employees, with a term of seven years. 1,177,000 of these options are exercisable at Cdn$2.60 and 35,000 are exercisable at Cdn$2.65. Twenty percent (242,000) of these options vested immediately and the balance will vest in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options granted for the quarter ended March 31, 2006 was $1,480,000 (2005 - $604,000). During the quarter ended March 31, 2006, $1,131,000 (2005 - $578,000) of stock-based compensation was recognized for options that vested during the quarter.

During the three months ended March 31, 2006, a total of 50,300 options were cancelled and 386,800 options were exercised.

At March 31, 2006, there were 5,498,220 options outstanding, of which 2,799,320 were exercisable.

The fair value of the share options granted during the quarter ended March 31, 2006 was estimated using the Black-Scholes pricing model with the following assumptions:

	For Options Granted in Q1 2006	For Options Granted in Q1 2005
Risk-free interest rate	**4.1%**	2.5%
Annual dividends	**--**	--
Expected stock price volatility	**60%**	56%
Expected option life	**5.0**	3.5 years
Per share fair value of options granted (Cdn$)	**$1.42**	$0.76

3. Financial Instruments

At March 31, 2006, Kemess Mines Ltd. had forward sales commitments with major financial institutions to deliver 139,000 ounces of gold at an average accumulated price of $307 per ounce. These forward sales commitments are in the form of forward sales contracts maturing at various dates between May 26, 2006 and December 31, 2007. The unrealized loss on these forward contracts at March 31, 2006 was approximately $38,137,300. In May 2005, the Corporation closed out 79,750 ounces of its gold hedge book at a cost of $10,146,000. In accordance with Accounting Guideline 13, "Hedging Relationships", losses associated with the early settlement of these contracts were deferred and are being amortized over the same period as the forward sales contracts were originally scheduled to be closed out. At March 31, 2006 $1,747,000 of the deferred hedging loss resulting from the May 2005 close out remained deferred and will be amortized during the second quarter of 2006.

At March 31, 2006, the Corporation had forward sales contracts with a major financial institution to fix the price for delivered copper for which final settlement has not occurred. A total volume of 14,650 metric tonnes of copper were sold forward using LME contracts maturing from April 2006 through August 2006 at an average forward price of $2.20 per pound. The Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales position at monthly average Cash LME prices over the same period. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate delivered to Falconbridge under a multi–year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark–to–market basis. The fair value of these contracts at March 31, 2006 was a net loss of $8,004,000.

4. **Subsequent Event**

During the month of April 2006, the Corporation reduced its gold forward sales position by 25,000 ounces at a cost of $8,767,000. This cost of closing out the position in advance of the original settlement dates for the forward sales contracts involved will be deferred and amortized over the period that the forward sales contracts were originally scheduled to settle (May 2006-December 2007). The Corporation's remaining gold forward sales position is 114,000 ounces at a price of $307 per ounce.